

DATE: February 14, 2006

TRADING SYMBOL:
TORONTO & OSLO: **CRU**   FRANKFURT: **KNC**, OTC-BB-other: **CRUGF**

N E W S   R E L E A S E

RESULTS FROM OPERATIONS QUARTER ENDED DECEMBER 31, 2005

LONDON, United Kingdom: February 14, 2006 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF is pleased to report its financial and operating results for the six months ended December 31, 2005.

The Company acquired Guinor Gold Corporation ("Guinor") on December 9, 2005. The results for the quarter ended December 31, 2005 include the results of Guinor from the date of acquisition to the period end.

The results from mining operations for the quarter show improvement over the last quarter and include the results for the Nalunaq Gold Mine and the LEFA Gold Mine. For the quarter ended December 31, 2005 the gold operations generated a gross operating profit of $2.3 million (2004 – ($0.2) million), an improvement of $2.5 million.

The Company recorded EBITDA for the quarter ended December 31, 2005 of $0.7 million compared to EBITDA of negative $1.0 million for the quarter ended December 31, 2004. EBITDA for the six months ended December 31, 2005 was $3.6 million compared to $0.4 million for the six months ended December 31, 2004.

For the quarter ended December 31, 2005 the Company recorded a net loss of $0.2 million ($0.00 per share) compared with a net loss of $4.3 million ($0.03 per share) for the quarter ended December 31, 2004, an improvement of $4.1 million. For the six months ended December 31, 2005 the Company recorded a net profit of $1.2 million ($0.00 per share) compared with a net loss of $4.8 million ($0.03 per share) for the six months ended December 31, 2004, an improvement of $6.0 million.

Ore production at Nalunaq for the quarter ended December 31, 2005 was 36,000 tonnes (2004 - 26,500 tonnes), an average of approximately 400 tonnes a day (2004 - 290 tonnes) and for the year to date is 69,000 tonnes (2004 – 60,000 tonnes) representing an average of 385 tonnes per day (2004 - 330 tonnes). This is consistent with managements' expectations.

Of the tonnage produced at Nalunaq in the quarter ended December 31, 2005 34,300 tonnes were shipped for processing. Gross gold production was 19,800 ounces achieving grades of 18.31 grams per tonne, compared to 16.87 grams per tonne for the previous quarter. This recovery rate is ahead of the average achieved for the year ended June 30, 2005 by approximately 9%. After tailings and efficiency fees, 18,800 ounces of gold were recovered with a gross value of $9.6 million. After accounting for processing costs of $1.3 million, net sales of $8.3 million were realized for the quarter.

For the year to date, 67,700 tonnes of Nalunaq ore have been shipped for processing and gross gold production totals 36,300 ounces, representing a recovery of 17.6 grams per tonne. Average cash cost per ounce for gold produced at Nalunaq was $293 per ounce compared to $354 for the previous quarter. Year to date cash costs are $320 per ounce.

Management believes further improvements to cash costs per ounce can be made at Nalunaq. A number of cost saving measures have been evaluated and their implementation has commenced. Management believes the increase in the Nalunaq resource to in excess of 1.2 million ounces, reported in September 2005, supports additional investment in equipment to improve efficiencies at the mine.

Gross gold sales from LEFA were 2,198 ounces in the quarter post-acquisition. The associated revenue was $1.1 million and costs were $1.1 million. The calculation of costs is based on the fair value of the ore acquired. Tonnes treated in the period were 43,410 at a grade of 1.75 grams per tonne, containing 2,442 ounces. Average metallurgical recovery was 90%. All ore processed was from the low grade stockpiles and higher grade material from the Lero pit pre-stripping. Ore mining commenced at the Lero pit in January and is expected to be supplemented by ore from the low grade stockpiles going forward.

Administrative expenses for the quarter ended December 31, 2005 are in line with management's expectations at $3.1 million compared to $1.6 million for the quarter ended December 31, 2004. Administrative expenses for the six months ended December 31, 2005 are $5.6 million compared to $3.2 million for the six months ended December 31, 2004. This increase is attributable in part to the ramp up of full commercial production at Nalunaq which commenced in the previous financial year, increased costs in the current period as the Company strengthens its management team, operations in the Philippines and also, from the acquisition of Guinor.

Interest and finance charges for the quarter are $1.6 million compared to $2.1 million for the quarter ended December 31, 2004. Interest and finance charges for the six months ended December 31, 2005 are $2.3 million compared to $2.7 million for the six months ended December 31, 2004. Included within interest and finance charges for the quarter and six months ended December 31, 2005 are the costs of new convertible bonds drawn down by the Company to finance the acquisition of Guinor. The new convertible bonds total $195 million and the costs reflect the interest, accretion and amortization from the date of draw down to the period end.

Also included within interest and finance charges for the quarter and six months ended December 31, 2004 are one time costs associated with a reorganisation of the Company's borrowings that occurred October 2004. The Company paid $1.2 million to existing convertible bond holders to induce them to convert their position. This resulted in an interest saving of approximately $1 million over the remaining period of the convertible bonds.

Foreign exchange gains of $1.8 million were recorded for the quarter ended December 31, 2005 compared to foreign exchange gains of nil for the quarter ended December 31, 2004. Foreign exchange gains of $2 million have been recorded for the six months ended December 31, 2005 compared to gains of nil for the six months ended December 31, 2004. These exchange movements arise principally from gains realised from Norwegian Kroner liabilities and the weakening of this currency against the US dollar.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2005, the Company's main source of liquidity was cash of $53.9 million (June 30, 2005 - $37.8 million). At September 30, 2005, the Company's consolidated working capital comprising, accounts receivable, stocks, marketable securities and accounts payable was $(3.9) million (June 30, 2005 - $36.2 million). The decrease in working capital arises as a direct result of the Guinor acquisition and the assumption of its creditors. The position since the quarter end has been normalised.

To finance the acquisition of Guinor, the Company issued 109,311,557 new shares for aggregate gross proceeds of approximately $150 million. Additionally the Company issued senior unsecured convertible bonds in two tranches raising approximately $194 million. The new equity and bonds were issued via a private placement.

The Company incurred total costs of $16.3 million in respect of raising the financing of $344 million and the subsequent acquisition of Guinor. Of these, $7.8 million have been treated as deferred financing costs resulting from the issue of the 6% convertible bonds of $194 million, $5.8 million have been treated as issue costs of the new equity of $150 million and $2.7 million has been included as an acquisition cost of the Guinor Mineral Property Interest.

Guinor, through its 85% owned subsidiary Societé Miniére de Dinguiraye, entered into a credit facility that provided for up to $60m of debt financing for the expansion of the LEFA Corridor Gold Project in Guinea. The facility was provided by Investec Bank (UK) Limited and Macquarie Bank Limited with $54M being project debt and $6M a convertible instrument. The Company is currently reviewing the optimal method of financing the expansion of the project.

During the quarter a total of $10.6 million (2004 - $2.0 million) was spent on advancing the Company's mining, exploration and development properties. Of this total, $1.5 million (2004: $1.7 million) was incurred on Nalunaq property, $6.2 million (2004: nil) was incurred on the LEFA property and $2.7 million (2004: nil) on the Apex property.

The Company had total assets of $666.1 million at December 31, 2005 (June 30, 2005 - $115.7 million) and shareholders' equity of $260.8 million (June 30, 2005 - $73.3 million).

OUTLOOK

The Company ends the quarter having completed the acquisition of Guinor which joins Nalunaq, Apex and Barberton in its portfolio of gold producing assets. Management believes this sets the stage for the Company achieving its strategy of becoming a significant mid-tier producer in 2007.

The implementation of the $150 million expansion at LEFA, including a 7 million tonne per year CIL plant, continues on schedule. The first part of the Kelian plant has been transported to Guinea from Indonesia and delivered to site for reassembly. The civil construction work on the plant site is now well advanced. When the plant is operational, output is forecast at more than 300,000 ounces per year with a target cash cost of US$234 per ounce before royalties

Since the acquisition of Guinor further encouraging drilling results have been received from Camp de Base and from the Sikasso Prospect. The latest update for the resource and reserve position is expected to be released shortly.

The Company has allocated approximately $6 million for exploration within and around the existing resources in the LEFA corridor and a further $2.3 million for regional exploration over the remaining concession and exploration permits. The total ground area includes over 2,200 square kilometres. Ongoing work includes further induced polarization programs and resource definition drilling in the LEFA corridor and continuing geochemical, trenching and mapping programs on the regional areas.

 Drilling has continued to add near surface higher grade saprolite to the LEFA resource and further drilling will continue to target near surface saprolite material in the Lero, Camp de Base and Bofeko areas where existing drilling has already identified saprolite above the overall resource grade of 1.6 grammes per tonne of gold.

After taking over operations at Apex in the Philippines, we have now completed the clean up of the site and are implementing an aggressive exploration and underground development campaign. We are in the process of rehabilitating the plant. Drilling and other geological data support the presence of a widespread mineralized system which has only been partially exploited in the past. New geological data indicates the presence of a partly new vein system with a strike-length of more than 2000 meters and a depth possibly exceeding 500 meters.

The first drilling in this vein returned a true-width intercept of 8 metres (12 metres apparent width) with intense mineralization. Assay results are pending. Results from sampling of the hanging wall and foot wall in other mine sections also support the possibility for wider mining width than first contemplated, with a subsequent potential for increased production.

Six drills are currently working and two more will be on site shortly. The current drilling program has a target of 3,500 meters per month throughout 2006 which will allow a comprehensive evaluation of the existing resources in addition to adding new resources. Results of the first drilling campaign are expected to be released in March 2006. Initial underground development and expansion of existing adits for trackless operation has commenced in three areas and the first extraction of ore is expected from sublevel drifts shortly. Mine equipment is now arriving and regular underground operations are anticipated to be established in the coming months.

Management believes improvements seen in Nalunaq's results will continue, particularly through the continued low cost cyclical sweeping and vacuuming program. Further benefits are expected through the implementation of the mine optimisation project and associated cost reductions. Based on an independent report, an optimization program is being implemented to deal with productivity and quality, with a particular focus on dilution.

All non-gold projects are held by Crew Minerals AS, a wholly owned subsidiary. With all non-gold projects the Company's strategy is, unlike gold projects, to take little, or no, financial and operational risk.

Management believes the Mindoro Nickel Project represents significant growth potential and value. Considerable work has been performed on the Mindoro Nickel project in the quarter. The Company has now completed the collection of a quantitative bulk sampling for metallurgical testing in Lakefield laboratories in Perth Australia, by intensive drilling of three representative areas. The test work will define critical parameters of the leach processing for both limonite and saprolite ore-types. Plans are being completed for a comprehensive in-fill drilling program in certain parts of the concession where rich saprolite is expected. The Company has conducted specific discussions with major industry players regarding the development of the project and is continuing to seek a solution that will give maximum benefit to Crew's shareholders.

At the Hurdal porphyry molybdenum project in Norway drilling continues to meet management's expectations. The first hole is currently at 940 meters and is still encountering good stockwork mineralization in less altered aplogranite. Quartz-stockwork with Mo-mineralization is found throughout the aplogranite towards depth. No assay data are available at this time. It has been decided to extend the hole to approximately 1050 meters in length. It is expected that the second hole should be collared within two weeks.

Jan Vestrum President and CEO of Crew commented "one year ago, the Company announced an ambition to grow to a 300,000 ounce producer over the next one to two years through one or two acquisitions. We are very pleased that through the acquisition of Apex in August 2005 and then Guinor in December 2005, the Company now has targeted production for 2007 of approximately 600,000 ounces, twice our original goal. We believe we have made two remarkable acquisitions that will generate a strong return for shareholders over the years to come".

Jan A. Vestrum
President & CEO

NON-GAAP MEASURES

"EBITDA" is a non-GAAP measure of performance that describes earnings before interest, non-cash forex movements, taxes, depreciation, depletion, and amortization. "Gross gold sales" is a non-GAAP measure derived from ounces produced from processing multiplied by the then current gold price. "Cash Cost per ounce" is a non-GAAP measure derived from the total cost of ounces produced, less depreciation and amortization and other non cash items; as a measure of total ounces produced. Cash costs are presented as the Company believes they represent an industry standard of comparison. "Gross operating profit" is a non-GAAP measure of performance that is derived from operating income, net of all direct costs incurred in gold production, before non-attributable overhead costs, interest, non-cash foreign exchange movements, taxes, depreciation, depletion and amortization.

EBITDA, gross gold sales, cash cost per ounce and gross operating profit are not defined terms under Canadian generally accepted accounting principles, nor do they have a standard, agreed upon meaning. As such, EBITDA, gross gold sales and cash cost per ounce and gross operating profit may not be directly comparable to EBITDA, gross gold sales, cash cost per ounce and gross operating profit reported by other similar issuers.

SAFE HARBOUR STATEMENT
Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company's behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.'s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", "targets", "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com.
For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com

CREW GOLD CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

		December 31, 2005		June 30,2005
ASSETS				
CURRENT				
Cash	$	**53,897**	$	37,799
Accounts Receivable		**12,162**		3,147
Prepaid Expenses		**1,348**		1,085
Inventories		**14,439**		6,043
	$	**81,846**	$	48,074
NALUNAQ PROPERTY, PLANT & EQUIPMENT		**56,572**		55,386
APEX MINERAL PROPERTY INTEREST		**16,235**		-
GUINOR MINERAL PROPERTY INTEREST		**486,684**		-
INVESTMENT IN & ADVANCES TO BARBERTON MINES LTD		**6,976**		6,632
INVESTMENT IN GOLDEN STAR RESOURCES LTD		**5,000**		-
OTHER MINERAL PROPERTY INTERESTS		**1,377**		3,456
OTHER ASSETS		**11,373**		2,196
	$	**666,063**	$	115,744
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	**31,868**	$	11,899
		31,868		11,899
REHABILITATION PROVISION		**557**		570
RETIREMENT PROVISION		**535**		-
CONVERTIBLE BONDS		**182,048**		3,113
OTHER LONG-TERM DEBT		**22,109**		22,868
CAPITAL LEASE OBLIGATION		**343**		343
FUTURE INCOME TAXES		**144,413**		2,717
NON-CONTROLLING INTEREST		**23,378**		940
	$	**405,251**	$	42,450
SHAREHOLDERS' EQUITY				
Share capital		**322,618**		152,077
Equity component of convertible bonds		**15,612**		76
Contributed surplus		**907**		548
Deficit		**(79,989)**		(81,070)
Cumulative translation adjustment		**1,664**		1,663
		260,812		73,294
	$	**666,063**	$	115,744

CREW GOLD CORPORATION
CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT
For the six months ended December 31, 2005
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

	Three Months Ended December 31,		Six Months Ended December 31,	
	2005	2004	**2005**	2004
MINERAL SALES	**$**	$	**$**	$
DIRECT COSTS OF MINERAL SALES	**9,502**	5,755	**15,757**	13,440
AMORTIZATION, DEPLETION AND	**(6,302)**	(5,111)	**(10,786)**	(9,824)
DEPRECIATION	**(1,055)**	(1,216)	**(2,081)**	(2,386)
	2,145	(572)	**2,890**	1,230
EXPENSES				
Administration, office & general	**$**	$	**$**	$
Professional fees	**(3,066)**	(1,621)	**(5,596)**	(3,184)
			(488)	
	(246)	(224)		(357)
	(3,312)	(1,845)	**(6,084)**	(3,541)
OTHER INCOME (EXPENSES)				
Equity earnings / (loss) from investment in Barberton	**$**	$	**$**	$
Mines Limited	**269**	(18)	**543**	(28)
Gain on disposal of Hwini-Butre Minerals	**-**	-	**2,381**	-
Gain on disposal of investment in Guinor Gold Corporation	**-**	-	**536**	-
Gain on disposal of investment in Metorex Limited	**-**	127	**-**	187
Interest and finance charges	**(1,630)**	(2,106)	**(2,316)**	(2,738)
Foreign exchange gain	**1,820**	-	**1,985**	-
Interest and other income, net	**531**	18	**682**	166
	990	(1,979)	**3,811**	(2,413)
(LOSS) / EARNINGS BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTEREST	**$ (177)**	$ (4,396)	**$ 617**	$ (4,724)
PROVISION FOR INCOME TAXES	**-**	-	**-**	-
(LOSS) / EARNINGS BEFORE NON-CONTROLLING INTEREST	**$ (177)**	$ (4,396)	**$ 617**	$ (4,724)
NON-CONTROLLING INTEREST	**(7)**	120	**598**	(28)
NET (LOSS) / EARNINGS	**(184)**	(4,276)	**1,215**	(4,752)
DEFICIT, BEGINNING OF PERIOD	**(79,672)**	(72,581)	**(81,070)**	(72,105)
DEFICIT, END OF PERIOD	**(79,856)**	(76,857)	**(79,855)**	(76,857)
(LOSS) / EARNINGS PER SHARE – BASIC	**$ (0.00)**	$ (0.03)	**$ 0.00**	$ (0.03)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	**248,893,419**	151,513,870	**224,762,250**	159,129,359